

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Jim Atchison
Chief Executive Officer and President
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, FL 32819

Re: SeaWorld Entertainment, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed March 25, 2013
File No. 333-185697

Dear Mr. Atchison:

We have reviewed your response to our prior comment letter to you dated February 27, 2013 and have the following additional comments.

Summary Historical Consolidated Financial Data, page 13

1. Please remove the placeholder for pro forma earnings per share for the year ended December 31, 2011. Pro forma information should be provided only for the latest year and interim period, as applicable. Please ensure consistent presentation throughout your filing.

Our Animals, page 72

2. We note your response to our prior comment 10, and we reissue in part. Please describe the purpose of the loan.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
        G. Anthony Taylor, Esq.
        Igor Fert, Esq.